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                                                                       Exhibit D
                                                                       ---------


        THIRD POINT MANAGEMENT LETTERHEAD    CHAPMAN CAPITAL LETTERHEAD



April 10, 2001

Sent via facsimile and U.S. Postal Service

Board of Directors
BindView Development Corporation
5151 San Felipe, 25th floor
Houston, TX   77056

Gentlemen:

We are in receipt of a letter dated March 27 from Richard Gardner, Chief Executive Officer of BindView Development Corp. (the "Company" or "BindView") in response to our letters of March 22 and 23 (copies attached). We were extremely disappointed by the lack of any substantive response to our correspondence.

We are sorry that Mr. Gardner perceived our professional criticism as personal and inflammatory, as our letters were meant to be neither. We simply sought - and continue to seek - to raise certain matters of grave concern to us regarding the management and direction of BindView. As shareholders of BindView, we feel it is not only appropriate but necessary that we share these concerns with you. Of course, it is impossible to separate the actions (or inaction) of corporate management from the individuals comprising that group, which is fully responsible for its own missteps. While Mr. Gardner may not like having his conduct scrutinized or criticized, he signed on to manage a public company, and accordingly is subject to the public scrutiny and evaluation attendant with that privilege.

Furthermore, Mr. Gardner himself must accept responsibility for the public's awareness of our criticism and any possible embarrassment that resulted. Had he shown us the courtesy of taking Mr. Loeb's call instead of making the accusation of deceit (by claiming that Mr. Loeb was not a BindView shareholder), our publicly available correspondence would have never existed, much less been part of the public record (as required by S.E.C. Rule 13d). Third Point Management and Chapman Capital have made hundreds of investments in publicly traded companies, though we have been forced only on rare occasions to expose our views publicly. (Incidentally it has come to our attention that Mr. Gardner has denied to a reporter that he hung up on Mr. Loeb. Once again, Mr. Gardner is the one making a "false statement" as Mr. Chapman was witness to Mr. Gardner's unilateral disconnection). In addition, it has come to our attention that Mr. Gardner and Mr. Pulaski apparently have attempted to malign our reputations by characterizing us as "pump and dumpers," conveying that we engage in



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stock manipulation for short-term gains. This ludicrous and rather desperate accusation can be easily disproved by examining Third Point's publicly filed
Schedule 13F filings or by reviewing Chap-Cap Partners' numerous public corporate initiatives all involving long-term holding periods (not to mention that we didn't sell a single share during BindView's post Schedule 13D stock run-up).

We remain disappointed by the continued refusal of certain senior BindView officials to engage in a dialogue with us despite our sizable ownership of BindView shares. Indeed, we found Mr. Gardner's and Mr. Pulaski's continued silence in the face of our request for a meeting so baffling that we decided that it was important to learn more about the Board of Directors, which is duty-bound to oversee management's performance. With this in mind, we began this process by conducting a Nexis-Lexis search on Mr. Peter L. Bloom, who represents prominent venture capitalist General Atlantic Partners LLC on BindView's Board. Our search on Mr. Bloom and General Atlantic followed a multitude of failed attempts to speak with Mr. Bloom directly. Had Mr. Bloom returned our several dozen phone calls, we would have been able to obtain General Atlantic's background and affiliation record directly from him. Yet, for some reason, even the public knowledge that our group had become BindView's largest non-management shareholder didn't warrant the courtesy of a return call.

Nonetheless, it was our expectation that the investigation of General Atlantic would yield nothing but an impressive investment track record, unblemished by unsavory matters of any kind. Indeed, given General Atlantic's past reputation during the bull market for integrity and sound judgment, we had taken comfort in the fact that General Atlantic remained a significant shareholder in BindView and had Mr. Bloom on the Company's Board. What we discovered, however, was a troubling coincidence of litigation and shareholder value destruction associated with public companies in General Atlantic's portfolio.

Given our predisposition and initially favorable (though un-researched) impression of General Atlantic, one cannot imagine our shock and disillusionment when we first learned that General Atlantic was involved as an investor and on the Supervisory Board of another publicly traded software company, Baan Company, N.V. Baan allegedly engaged in a fraudulent scheme involving sales to affiliates in order to inflate revenues according to numerous class action suits brought against that company. Our distress was compounded when we read that while reportedly on the Supervisory Board and Audit Committee, Messrs. Grabe and Hodgson, senior members of General Atlantic, each reportedly sold 40,000 shares of Baan common stock to the public while General Atlantic affiliates reportedly sold approximately 559,000 shares to the public. According to a complaint filed in federal court, those shares were trading at about $45.00 per share at the time of the alleged scheme. Given General Atlantic's prior reputation for probity, we were surprised and troubled by various Plaintiffs' allegations, including the following statement:



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         "Plaintiffs allege facts which suggest that by this point in time, at least some of the defendants may have been aware of signs of trouble. Plaintiffs...claim that Baan's channel partners informed Baan they were having difficulty selling Baan's software to end-users, resulting in a backlog of unsold goods and their inability to accept more Baan products for resale."1

We do not mean to suggest that we have concluded that these allegations have any merit. Nonetheless, they suggest that contrary to our perception of General Atlantic, Plaintiffs appear to envision a scenario where members of Baan's Audit Committee might have been aware of Baan's serious operating difficulty at the time that Baan's chairman was promoting the stock, and thus put forth the theory that Messrs. Grabe and Hodgson, and General Atlantic sold with apparent impunity to an unsuspecting public. While we find such scenarios hard to fathom given the integrity that General Atlantic had been thought to possess, it is something we think the Board and BindView's shareholders should consider further.

Elevating our concerns over Mr. Bloom's stewardship, moreover, was our discovery of litigation filed against him and others alleging fraud and accounting irregularities in connection with General Atlantic's portfolio company SS&C Technologies (NASDAQ: SSNC). SS&C ultimately settled that lawsuit for $8.8 million in cash and stock. In the lawsuit, which we hope was completely without merit (notwithstanding the significant cash and stock paid to shareholders as part of the settlement), SS&C was accused of having "overstated revenues and earning(s) . . . by recognizing revenue for which: (1) substantial obligations were owed to the customers before SS&C would receive payment and (2) substantial uncertainty existed concerning SS&C's ability to complete these obligations and then receive payment.").2 According to the complaint, SS&C recognized revenue on the license or service agreements at the time an agreement was signed, contrary to statements in the Prospectus that the revenue would be recognized only when SS&C's obligations to the customer were substantially satisfied. We are especially troubled by these allegations regarding problems experienced by SS&C in light of the outstanding issue of revenue recognition by BindView on sales still subject to a 30-day return contingency.




-------------------
1 Complaint, In re Baan Company Securities Litigation; Civil Action No. 98-2465 (D..D.C., June 2, 2000). Court For The District of Columbia, filed June 2, 2000.

2 Complaint, Marc Feiner, M.D., etal., v. SS&C Technologies, et al., Civil Action No. 3-97-CV-00656(JCH) US District Court For The District Of Connecticut (D. Conn, March 31, 1998).



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Our research also turned up evidence suggesting that Mr. Bloom's involvement in public companies seeming to lack proper financial controls may not end with SS&C or BindView. Completing a rare "hat trick" for involvement in companies with "financial issues," Mr. Bloom's only other current public directorship seems to be with Predictive Systems Inc. (NASDAQ: PRDS) currently trading at about $1.45 per share, down well over 90% from its recent high of $23 5/16 just last November. On January 18, 2001, Predictive announced "revenue for the fourth quarter is estimated to be $23.5 million and pro forma loss per basic share (which excludes amortization of intangibles, acquisition costs and one-time accounts receivable write-offs) is estimated to be ($0.05), compared to consensus revenues estimates of $25.8 million and earnings of $0.04."

However, on February 8, 2001, just 21 days later, Predictive surprised and further disappointed Wall Street and reported that they would fall significantly short of the just-reduced guidance for the quarter. "Consolidated revenue for the quarter was $21.2 million." Only after the company used an arcane pro forma reporting methodology did the company report its loss of $0.05 per share. Fortunately, the recent announcement that Predictive received the resignation of its floundering CEO, who like Mr. Gardner presided over a 90%+ diminution of that company's valuation, gives us some hope that Mr. Bloom might belatedly act in the shareholders' interests and cause a similar "employee headcount reduction" from the top of BindView's employee roster. Our group would certainly endorse Mr. Pulaski resuming the role as Chief Executive until a replacement could be found or the Company is sold.

By this point in our due diligence, we had become somewhat disillusioned by the disparity between General Atlantic's past reputation and the picture painted by the events cited above. We hoped that these accusations and debacles were a mere coincidence to General Atlantic's ownership. However, to our great concern, the controversial accounting tactics apparently employed by several of General Atlantic's venture capital-backed companies may not end with Predictive Systems, Baan Company, SS&C or BindView.

Dr. Howard Shilit, author of "Financial Shenanigans" and President of the Center for Financial Research and Accounting ("CFRA"), and a Professor of Accounting at American University, has a respected consulting company that highlights certain companies that he believes have perpetrated accounting gimmicks and sometimes outright fraud via aggressive accounting techniques. General Atlantic's portfolio has the grim distinction of having at least seven companies in its present or past roster featured in CFRA reports (Eclipsys Corp, Proxicom, SS&C Technologies, Baan Company, LHS Group, Priceline.com and Manugistics Group). Most of these were cited for using aggressive revenue recognition as well as attempts to mask deteriorating operations using accounting techniques not deemed conservative.



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While we continued to reach for any evidence that this could all be some kind of strange coincidence, we were troubled by the appearance of what might be perceived as pattern of controversial or aggressive accounting schemes employed by General Atlantic's portfolio companies. While we do not mean to suggest that General Atlantic has ever intentionally attempted to mislead public investors in its portfolio companies, we are nonetheless concerned that the coincidence that affected so many of its portfolio companies might inevitably cast a shadow on General Atlantic and in turn on BindView.

Contrary to what we would like to believe about General Atlantic -- and to what we had supposed before conducting our own checks -- it has begun to appear to Third Point Management and Chapman Capital that General Atlantic may have pursued an overall investment strategy of reliance upon the proverbial "greater fool." While this would not match our preconception of the firm's reputation, General Atlantic's portfolio of public and private companies suggests that General Atlantic either (a) accepted the hyperbole that fueled the unrealistic and unsustainable valuations during the heady days of the Internet bubble or (b) determined the pubic market to be a willing buyer of various companies with doubtful paths to profitability. As Mr. Loeb's own experience as an employee of a highly respected venture firm taught him, every venture capital firm has its share of lemons. However, a survey of General Atlantic's portfolio exposes enough stocks trading around or under two dollars per share to place lemonade stands on every street corner in America.

Following our investigation into Mr. Bloom and General Atlantic, we were even more confused as to why they seemed to lack real concern over BindView's tumultuous fall from grace. As previously discussed, on numerous occasions we have attempted to contact Mr. Bloom to introduce ourselves and get a sense for his view of BindView's apparent management difficulties. In Mr. Bloom's place Mr. Loeb received a return call from a young sounding man who presented himself as "Peter's partner" (this was prior to Mr. Loeb's discussion with Mr. Matthew Nimetz). Mr. Loeb introduced himself as one of BindView's largest shareholders and asked this individual for his thoughts on the company's management and the March restatement of its fourth quarter financial statements. Upon hearing that Mr. Bloom's partner was "happy" with BindView's performance, Mr. Loeb requested confirmation that he represented General Atlantic's views given BindView's shares were trading at 50% of their IPO price and 95% less than their level of a year earlier. Mr. Bloom's partner confirmed his prior statement saying something to the effect of "This is not a problem for us ... we sold over three million shares for more than $10 per share." Shocked by this display of disregard for those who bought General Atlantic's shares, not to mention that General Atlantic still owned over 2.5 million shares (according to last proxy statement), Mr. Loeb could not contain himself, telling Mr. Bloom's partner that only a "fricking moron would tell a public investor that." We both stand by that contention, and feel that Mr. Bloom's partner has solved part of the mystery over General Atlantic's apparent nonchalance in these matters.



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As for Mr. Bloom in particular, who is duty bound to protect shareholders'
interests on BindView's Board, let me disabuse General Atlantic of any notion that it may be better served from a public relations perspective by sitting idly while BindView's shares plummet to new lows. As a former venture capitalist (having been employed by E. M. Warburg, Pincus & Co. from 1984 to 1987), Mr. Loeb is familiar with the notion that displaying a firm hand with management (no matter how inept) might weaken General Atlantic's attraction to prospects. However, we are confident that Mr. Bloom and Mr. Nimetz (who accepted a call from me on one occasion) of General Atlantic will appreciate that once General Atlantic chose to maintain its investment in the now-public company (whether it chose or was forced to hold the shares it did not sell in the 1998 secondary offering at roughly four times today's share price), Mr. Bloom's fiduciary responsibility to BindView's shareholders supersedes its desire to maintain a friendly public reputation.

Let me make one more point crystal clear: BindView's cash balances are not a honey pot to be used in an attempt to spend the company out of its current predicament. If anyone thinks that management and the Board have time and money on their side to work out current problems, they would be seriously mistaken. To the contrary, with every day passed and dollar lost, each Board member's personal and professional downside deepens further. As your understanding of the two of us improves going forward, we are confident you will come to agree with that view.

As you know, we have collected industry perspective and research and engaged in very preliminary discussions with potential strategic buyers of BindView Corporation. Subsequent to our filing, we have also contacted certain investment banks regarding the potential sale of the Company. We should remind you that part of any portfolio manager's duties is the collection of industry perspective and other research regarding public companies in one's fund. Our discussions with BindView's competitors clearly falls into this research category, and we intend to commence discussions with BindView's public customer base in the coming weeks to further our understanding of the Company's products and services. Thus far, our public filings have contained glowing preliminary commentary on the high quality of BindView's employees, products and services. We hope that our further research will support these initial views.

We note your statement that "[t]he BindView Board of Directors is elected by the shareholders, and its management is appointed by the Board, to manage the company in the best interests of the company and its shareholders". Rest assured that Chapman Capital and Third Point Management Company are well versed in the respective rights, duties and obligations of corporate shareholders, managers, and directors, including the requirement that directors discharge their duties to shareholders with the utmost good faith, loyalty, due care, and candor. We hope that, in light of these duties, the BindView Board of Directors will not try to continue to stonewall and reject a dialogue with BindView's largest non-management shareholder group regarding our concerns about the Company. Regardless of the action you take,



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however, we will continue to use every legal means possible to protect our interests and those of our fellow public shareholders.

Moving back to Mr. Gardner's non-substantive letter, his statement that "we also disagree with much of the content of your letters" suggests that he is backing down from previous public accusations that we made "false statements." We are still awaiting Mr. Gardner's apology for that inflammatory and potentially slanderous remark. We suggest that Messrs. Gardner and Pulaski be truthful in future discussions about Third Point Management and Chapman Capital lest they expose the company and its Board to greater legal liability than they may have already incurred following the fourth quarter financial restatements and coincidental insider sales. In particular, any false statement accusing Mr. Chapman or Mr. Loeb of impersonating BindView employees or stock manipulation will not be tolerated.

We are sure that nobody wishes to see the Company embroiled in shareholder litigation. However, we are concerned that the members of the Board have made themselves tempting targets to such a lawsuit due to the sharp decline in BindView's share price, the suspicious timing of the fourth quarter restatement of revenues and profits, certain coincident stock sales and the opportunistic departure of Mr. Plantowsky as BindView's chief financial officer. Ideally, we would like to set aside the combative tone that has made its way into recent communications and work in a discreet and constructive manner with the Board to facilitate a sale of the Company. We hope you share our willingness to begin such a dialogue. However, to date we do not feel that progress is being made in that area and thus we have continued communicating with you through whatever channels you force us to use. Once again, this is not our first choice, but the Board and Messrs. Gardner and Pulaski in particular have left us with no alternative.

It is not our intention to embarrass Mr. Bloom or his partners at General Atlantic. We think that by backing such companies as Baan, Priceline, Tickets.com and others (the extraordinary list is available for public view on General Atlantic's website: www.gapartners.com) they have determined their own status in the investment community. It is our desire to share with you our views, formed after a review of publicly available information, that Mr. Bloom in particular and General Atlantic as an entity have done little to earn BindView shareholders' confidence in their business judgment or in their suitability to act as fiduciaries for the public shareholders of the Company. Moreover, we are worried that given the apparent problems in General Atlantic's overall portfolio, those venture capitalists might be distracted by their many seemingly distressed companies and therefore might be unable or reluctant to take action with respect to their investment in BindView. ACCORDINGLY, WE BELIEVE THAT IT WOULD BE IN THE BEST INTEREST OF BINDVIEW SHAREHOLDERS IF MR. BLOOM WERE TO STEP DOWN FROM THE COMPANY'S BOARD OF DIRECTORS AND GENERAL ATLANTIC WERE TO DISTANCE ITSELF FROM THE COMPANY. We may be interested in proposing our own nominees to the Board at some point in the future, and will go through proper avenues should we decide to take that course of action.



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As much as we would like to have handled our communications with the BindView
Board of Directors either telephonically or in person, for reasons outlined above we were forced to state our views in writing. Moreover under S.E.C. Rule 13d, we are required to file this letter as an amendment to our earlier filing due to the material nature of our request that Company director Peter Bloom resign.

We look forward to a prompt and substantive response.

Very truly yours,                                 Very truly yours,

/s/ Daniel S. Loeb                                /s/ Robert L. Chapman, Jr.

Daniel S. Loeb                                    Robert L. Chapman, Jr.
Managing Member                                   Managing Member
Third Point Management Company L.L.C.             Chapman Capital L.L.C.



cc:  Jack Nusbaum, Esq.
     Matthew Nimetz, Esq.